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                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934



                               PNG Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69350G303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   June 30, 2008
                              ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               (Page 1 of 16 Pages)

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 2 of 16 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg PNG Investments LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and
                          Restated Senior Secured Convertible
                          Exchangeable Note or Series B Senior Secured
                          Convertible Exchangeable Note of Earth
                          Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              59.99% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 3 of 16 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and
                          Restated Senior Secured Convertible
                          Exchangeable Note or Series B Senior Secured
                          Convertible Exchangeable Note of Earth
                          Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              59.99% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 4 of 16 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and
                          Restated Senior Secured Convertible
                          Exchangeable Note or Series B Senior Secured
                          Convertible Exchangeable Note of Earth
                          Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              59.99% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 5 of 16 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and
                          Restated Senior Secured Convertible
                          Exchangeable Note or Series B Senior Secured
                          Convertible Exchangeable Note of Earth
                          Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              59.99%  (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 6 of 16 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and
                          Restated Senior Secured Convertible
                          Exchangeable Note or Series B Senior Secured
                          Convertible Exchangeable Note of Earth
                          Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              59.99% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 7 of 16 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                           $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into
                          621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon
                          either the exchange of the Amended and
                          Restated Senior Secured Convertible
                          Exchangeable Note or Series B Senior Secured
                          Convertible Exchangeable Note of Earth
                          Biofuels, Inc.
                          (See Item 4 below)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory
              Note of Issuer convertible into 621,429 shares of Common Stock
              (See Item 4 below)
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              59.99% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 8 of 16 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of PNG Ventures, Inc., a Nevada company (the "Issuer"). The principal executive offices of the Issuer are located at:
3001 Knox Street, Suite 403, Dallas, TX 75205.

ITEM 2.       IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement on Schedule 13D are Castlerigg PNG Investments LLC, a Delaware limited liability company ("Castlerigg LLC"); Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell"). Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

     (b) The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for each of SAMC, Castlerigg LLC and Sandell is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

     (c) Castlerigg Master Investments is the sole member and managing member of Castlerigg LLC. Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings and Castlerigg Master Investments. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

     (d)-(e) Except as set forth below, during the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

            In October 2007, SAMC, Sandell, and certain of SAMC's employees settled an enforcement matter with the Securities and Exchange Commission ("SEC") with respect to certain trades of Castlerigg Master Investments in shares of Hibernia Corporation in 2005. Without admitting or denying the SEC allegations contained in the SEC order, (i) SAMC agreed to accept relief based on charges under Section 10(a) of the Securities Exchange Act of 1934, as amended, and Section 17(a)(2) of the Securities

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 9 of 16 Pages
----------------------------                        ----------------------------

Act of 1933, as amended ("Securities Act") and paid a civil fine of $650,000,
(ii) Sandell agreed to accept relief based on charges of aiding and abetting under Section 10(a) and Rule 10a-1 of the Exchange Act (collectively, the "Short Sale Rule") and charges under Sections 203 of the Investment Advisers Act of 1940, as amended ("Advisers Act"), and paid a civil fine of $100,000, and (iii) certain employees of SAMC agreed to accept relief based on SEC charges of aiding and abetting under the Short Sale Rule and paid smaller civil fines. SAMC was also ordered to disgorge the sum of $7,500,000 intended to approximate losses avoided by Castlerigg Master Investments. Further, each of SAMC, Sandell and certain of SAMC's employees were censured under the Advisers Act, and SAMC was enjoined from committing any future violations of Section 17(a)(2) of the Securities Act.

     (f) Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. Castlerigg LLC is a Delaware limited liability company. SAMC is a Cayman Islands exempted company. Sandell is a citizen of Sweden.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Funds for the purchase of the Existing Note (as defined below), a portion of which was exchanged with Earth Biofuels, Inc. ("EBOF") for the PNG Note (as defined below) and a portion of which was exchanged with EBOF for the Amended EBOF-Castlerigg Note (as defined below) were derived from general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $43,500,000 was paid to EBOF to acquire the Existing Note. A total of approximately $55,928.57 of the Existing Note was exchanged with EBOF for the PNG Note. The Series B EBOF-Castlerigg Note and the Amended EBOF-Castlerigg Note was issued in exchange for the Existing Note and the cancellation of the Existing Warrants (as defined below). As consideration for Castlerigg LLC's entering into the Amendment and Exchange Agreement (as defined below) and the Releases (as defined below) and consummating the transactions contemplated thereby, EBOF issued Castlerigg LLC a Proxy (as defined below) for the 7,000,000 shares of Common Stock issued, directly or indirectly, to EBOF in the Share Exchange (as defined below).

ITEM 4.       PURPOSE OF TRANSACTION

     The Reporting Persons acquired the PNG Note, the Amended EBOF-Castlerigg Note, the Series B EBOF-Castlerigg Note and the Proxy for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity. Commencing on the Share Exchange Closing Date (as defined below), each of the Reporting Persons may be deemed to beneficially own (i) the 621,429 shares of Common Stock issuable to Castlerigg LLC upon conversion of the outstanding principal amount of the PNG Note, (ii) the 5,800,000 shares of Common Stock (the "PNG Exchange Shares") issuable upon exchange of the EBOF-Castlerigg Notes (as defined below) and (iii) 7,000,000 shares of Common Stock pursuant to the Proxy (which includes the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes). The shares issuable to Castlerigg LLC upon conversion of the PNG Note and upon exchange of the EBOF-Castlerigg Notes, together with the additional shares of Common Stock also subject to the Proxy, represent approximately 59.99% of the shares of Common Stock outstanding based on 12,704,634 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K, filed by the Issuer on July 7, 2008. If Castlerigg LLC submits a written notice to EBOF to restrict the exchangeability of the EBOF-Castlerigg Notes, at any time after the date of such notice, such EBOF-Castlerigg Notes may be not be exchanged into PNG Exchange Shares if, after such exchange, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than such number of shares of Common Stock set forth in such written

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 10 of 16 Pages
----------------------------                        ----------------------------

notice as the ownership limit, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) (all of the foregoing, the "Blocker"). The PNG Note was not convertible into shares of Common Stock and the EBOF-Castlerigg Notes were not exchangeable into shares of Common Stock until the Share Exchange Closing Date.

     On June 25, 2008, Castlerigg Master Investments and Castlerigg LLC entered into an Assignment Agreement (the "Assignment Agreement"), pursuant to which Castlerigg Master Investments assigned all right, title and interest to a Senior Secured Convertible Note of EBOF, with a principal amount of $43,500,000 (the "Existing Castlerigg Note") and related warrants (the "Existing Warrants") and to any related agreements to Castlerigg LLC.

     On June 25, 2008, EBOF, Earth LNG, Inc., a wholly owned subsidiary of EBOF ("EBOF LNG") and New Earth LNG, LLC, a Delaware limited liability company and a wholly owned subsidiary of Earth LNG ("Acquisition LNG") and the Issuer entered into that certain Share Exchange Agreement (the "Share Exchange Agreement") pursuant to which EBOF LNG and EBOF agreed to exchange (the "Share Exchange") 100% of the membership interests of Acquisition LNG for 7,000,000 shares of Common Stock. The closing of Share Exchange occurred on June 30, 2008 (the "Share Exchange Closing Date").

    In order to obtain a release of liens with respect to the stock and assets of Acquisition LNG being transferred in the Share Exchange, including, without limitation, such liens related to the Existing Note, EBOF and Castlerigg LLC entered into the following documents:

         (i) Settlement Exchange Agreement (the "Settlement Exchange Agreement"), dated as of June 25, 2008, pursuant to which EBOF and Castlerigg LLC exchanged a portion of EBOF's 12% Convertible Promissory Note of the Issuer, dated June 5, 2008 (the "PNG Note"), having an aggregate principal amount of $55,928.57, which is convertible at any time following the Share Exchange Closing Date into 621,429 shares of Common Stock for $55,928.57 of the Existing Note;

         (ii) Amendment and Exchange Agreement (the "Amendment and Exchange Agreement"), dated as of June 25, 2008, pursuant to which, EBOF and Castlerigg LLC agreed, among other things, (A) to exchange the Existing Note for an Amended and Restated Senior Secured Exchangeable Convertible Note of EBOF (the "Amended EBOF-Castlerigg Note"), which is convertible into common stock, $0.001 par value of EBOF and exchangeable into PNG Exchange Shares at any time following the Share Exchange Closing Date, (B) to issue a Series B Senior Secured Exchangeable Convertible Note (the "Series B EBOF-Castlerigg Note", and together with the Amended EBOF-Castlerigg Note, the "EBOF-Castlerigg Notes"), which is convertible into common stock, $0.001 par value of EBOF and exchangeable into PNG Exchange Shares at any time following the Share Exchange Closing Date, and (C) to cancel the Existing Warrants;

         (iii) Irrevocable Voting Proxy, dated June 25, 2008 (the "Proxy"), pursuant to which EBOF granted to Castlerigg LLC an irrevocable proxy with respect to all voting rights with respect to the 7,000,000 shares of Common Stock issued, directly or indirectly, to EBOF in the Share Exchange (which includes the PNG Exchange Shares) (the "Share Exchange Shares") and agreed not to transfer such Share Exchange Shares except with the approval of Castlerigg LLC or in accordance with the terms of
         (A) the Amended and Restated Senior Secured Exchangeable Convertible Notes (which includes the Amended EBOF-Castlerigg Note) and (B) the Series B Senior Secured Exchangeable Convertible Notes (which includes the Series B EBOF-Castlerigg Note) (such notes in clauses (A) and (B) above, collectively, the "2008 Amendment Notes");

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 11 of 16 Pages
----------------------------                        ----------------------------

         (iv) Amended and Restated Security Agreement, dated June 25, 2008, pursuant to which EBOF granted to Castlerigg LLC, as collateral agent for the holders of the 2008 Amendment Notes, a pledge on the Share Exchange Shares; and

          (v) (A) Release and Acknowledgement Agreement, dated June 25, 2008, by and between Castlerigg LLC, the Issuer and certain subsidiaries of the Issuer with respect to the release of liens on the stock and assets being acquired by the Issuer in the Share Exchange and (B) Release and Acknowledgement Agreement, dated June 25, 2008, by and between Castlerigg Master Investments, the Issuer and certain subsidiaries of the Issuer with respect to the release of liens on the stock and assets being acquired by the Issuer in the Share Exchange (collectively, the "Releases").

        The closing of the transactions contemplated by the Settlement Exchange Agreement and the Amendment and Exchange Agreement (other than the Share Exchange) occurred on June 26, 2008. The closing of the Share Exchange occurred on June 30, 2008. The PNG Note was not convertible into shares of Common Stock and the EBOF-Castlerigg Notes were not exchangeable into shares of Common Stock until the Share Exchange Closing Date.

         Castlerigg LLC may at any time at its sole option, by written notice to EBOF, (a) terminate the Proxy and/or (b) use the Blocker to elect to restrict the number of shares of Common Stock issuable upon exchange of the EBOF-Castlerigg Notes (each, a "Termination Event"). None of the Reporting Persons have any specific timetable as to when or if they shall effect any Termination Event.

         In connection with the Settlement and Exchange Agreement, on June 25, 2008, Castlerigg LLC and the Issuer entered into a Transfer of Securities Acknowledgment and Agreement, whereby the Issuer, among other things, (a) agreed to cause the PNG Note to be issued in the name of Castlerigg LLC upon the closing of the transactions contemplated by the Settlement Exchange Agreement and (b) made certain representations and warranties to Castlerigg LLC, including, without limitation, with respect to the PNG Note and the Share Exchange Shares.

         Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations or (iv) exercise their rights, if any, as holders of the EBOF-Castlerigg Notes, PNG Notes or Proxy in connection with a bankruptcy case of the Issuer.

        In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons' modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their views regarding the Issuer's operations,

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 12 of 16 Pages
----------------------------                        ----------------------------

business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

      Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a) Each of the Reporting Persons may be deemed to beneficially own (i) the 621,429 shares of Common Stock issuable to Castlerigg LLC upon conversion of the outstanding principal amount of the PNG Note, (ii) the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes and (iii) 7,000,000 shares of Common Stock pursuant to the Proxy (which includes the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes). The shares issuable to Castlerigg LLC upon conversion of the PNG Note and upon exchange of the EBOF-Castlerigg Notes, together with the additional shares of Common Stock also subject to the Proxy, represent approximately 59.99% of the shares of Common Stock outstanding based on 12,704,634 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K, filed by the Issuer on July 7, 2008. If Castlerigg LLC submits a written notice to EBOF to restrict the exchangeability of the EBOF-Castlerigg Notes, at any time after the date of such notice, such EBOF-Castlerigg Notes shall be subject to the Blocker.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of (i) the 621,429 shares of Common Stock issuable to Castlerigg LLC upon exchange of the outstanding principal amount of the PNG Note, (ii) the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes and (ii) 7,000,000 shares of Common Stock pursuant to the Proxy (which includes the PNG Exchange Shares issuable upon exchange of the EBOF-Castlerigg Notes).

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

      (d) No person other than Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Castlerigg Master Investments.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            As described in Item 4 above, on June 25, 2008, Castlerigg LLC entered into the following agreements:

          (i) Settlement Exchange Agreement, dated as of June 25, 2008, by and between EBOF and Castlerigg LLC (a copy of which is referenced as Exhibit 1 hereto,

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 13 of 16 Pages
----------------------------                        ----------------------------

         which incorporates by reference Exhibit 10.14 to the Form 8-K/A filed by EBOF on July 9, 2008);

         (ii) Amendment and Exchange Agreement, dated as of June 25, 2008, by and between EBOF and Castlerigg LLC (a copy of which is referenced as Exhibit 2 hereto, which incorporates by reference Exhibit 10.13 to the Form 8-K/A filed by EBOF on July 9, 2008);

         (iii) Irrevocable Voting Proxy, dated June 25, 2008, by and between EBOF and Castlerigg LLC and acknowledged by the Issuer (a copy of which is referenced as Exhibit 3 hereto, which incorporates by reference
         Exhibit 9 to the Form 8-K/A filed by EBOF on July 9, 2008);

         (iv) Amended and Restated Security Agreement, dated June 25, 2008, by and between EBOF, certain of its subsidiaries and Castlerigg LLC, as collateral agent (a copy of which is referenced as Exhibit 4 hereto, which incorporates by reference Exhibit 10.7 to the Form 8-K/A filed by EBOF on July 9, 2008);

         (v) Release and Acknowledgement Agreement, dated June 25, 2008, by and between Castlerigg LLC, the Issuer and certain of its subsidiaries (a copy of which is referenced as Exhibit 5 hereto, which incorporates by reference Exhibit 10.8 to the Form 8-K/A filed by EBOF on July 9,
          2008);

         (vi) Release and Acknowledgement Agreement, dated June 25, 2008, by and between Castlerigg Master Investments, the Issuer and certain of its subsidiaries (a copy of which is referenced as Exhibit 6 hereto, which incorporates by reference Exhibit 10.8.4 to the Form 8-K/A filed by EBOF on July 9, 2008); and

         (vii) Transfer of Securities Acknowledgment and Agreement, on June 25, 2008, by and between Castlerigg LLC and the Issuer (a copy of which is referenced as Exhibit 7 hereto, which incorporates by reference Exhibit A to the Settlement Exchange Agreement attached as Exhibit
          10.14 to the Form 8-K/A filed by EBOF on July 9, 2008).


         As described in Item 4 above, on June 26, 2008, Castlerigg LLC was issued the following securities:

         (i) Amended and Restated Senior Secured Exchangeable Convertible Note, dated June 26, 2008, issued by EBOF in favor of Castlerigg LLC, in the principal amount of $87,000,000 (a copy of which is referenced as Exhibit 8 hereto, which incorporates by reference Exhibit 10.5 to the Form 8-K/A filed by EBOF on July 9, 2008);

         (ii) Series B Senior Secured Exchangeable Convertible Note, dated June 26, 2008, issued by EBOF in favor of Castlerigg LLC, in the principal amount of $3,000,000 (a copy of which is referenced as Exhibit 9 hereto, which incorporates by reference Exhibit 10.9 to the Form 8-K/A filed by EBOF on July 9, 2008); and

         (iii) 12% Convertible Promissory Note of PNG Ventures, Inc., dated June 26, 2008, issued by the Issuer in favor of Castlerigg LLC on June 26, 2008, in the principal amount of $55,928.57 (a copy of which is referenced as Exhibit 10 hereto, which incorporates by reference
         Exhibit 99.1 to the Form 8-K/A filed by EBOF on July 9, 2008).

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is referenced as Appendix II hereto.

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 14 of 16 Pages
----------------------------                        ----------------------------

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected During the Past Sixty Days

Appendix II:  Joint Filing Agreement

Appendix III: Information Regarding the Instruction C Persons

Appendix IV:  Powers of Attorney

EXHIBITS

1. Settlement Exchange Agreement, dated as of June 25, 2008, by and between EBOF and Castlerigg LLC (incorporated by reference to Exhibit 10.14 to the Form 8-K/A filed by EBOF on July 9, 2008).

2. Amendment and Exchange Agreement, dated as of June 25, 2008, by and between EBOF and Castlerigg LLC (incorporated by reference to Exhibit 10.13 to the Form 8-K/A filed by EBOF on July 9, 2008).

3. Irrevocable Voting Proxy, dated June 25, 2008, by and between EBOF and Castlerigg LLC and acknowledged by the Issuer (incorporated by reference to Exhibit 9 to the Form 8-K/A filed by EBOF on July 9, 2008).

4. Amended and Restated Security Agreement, dated June 25, 2008, by and between EBOF, certain of its subsidiaries and Castlerigg LLC, as collateral agent (incorporated by reference to Exhibit 10.7 to the Form 8-K/A filed by EBOF on July 9, 2008).

5. Release and Acknowledgement Agreement, dated June 25, 2008, by and between Castlerigg LLC, the Issuer and certain of its subsidiaries (incorporated by reference to Exhibit 10.8 to the Form 8-K/A filed by EBOF on July 9, 2008).

6. Release and Acknowledgement Agreement, dated June 25, 2008, by and between Castlerigg Master Investments, the Issuer and certain of its subsidiaries (incorporated by reference to Exhibit 10.8.4 to the Form 8-K/A filed by EBOF on
 July 9, 2008).

7. Transfer of Securities Acknowledgment and Agreement, on June 25, 2008, by and between Castlerigg LLC and the Issuer (incorporated by reference to Exhibit A to the Settlement Exchange Agreement attached as Exhibit A to the Settlement Exchange Agreement attached as Exhibit 10.14 to the Form 8-K/A filed by EBOF on July 9, 2008).

8. Amended and Restated Senior Secured Exchangeable Convertible Note, dated June 26, 2008, issued by EBOF in favor of Castlerigg LLC, in the principal amount of $87,000,000 (incorporated by reference to Exhibit 10.5 to the Form 8-K/A filed by EBOF on July 9, 2008).

9. Series B Senior Secured Exchangeable Convertible Note, dated June 26, 2008, issued by EBOF in favor of Castlerigg LLC, in the principal amount of $3,000,000 (incorporated by reference to Exhibit 10.9 to the Form 8-K/A filed by EBOF on July 9, 2008).

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 15 of 16 Pages
----------------------------                        ----------------------------


10. 12% Convertible Promissory Note of PNG Ventures, Inc., dated June 26, 2008, issued by the Issuer in favor of Castlerigg LLC on June 26, 2008, in the principal amount of $55,928.57 (incorporated by reference to Exhibit 99.1 to the Form 8-K/A filed by EBOF on July 9, 2008).

            [The remainder of this page is intentionally left blank]

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 16 of 16 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: July 10, 2008

            CASTLERIGG PNG INVESTMENTS LLC
            By: Castlerigg Master Investments Ltd.,
                its managing member and sole member
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer

            /s/ Thomas E. Sandell
            ---------------------
            Thomas E. Sandell

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS



-------------     ---------------              ----------    -----------
Date of           Person                       Amount of      Price per
transaction       effecting                    securities       share
                  transaction                    Bought/        or unit
                                                 (Sold)
-------------     ---------------              ----------    -----------

None

                                   APPENDIX II
                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


     Dated: July 10, 2008

            CASTLERIGG PNG INVESTMENTS LLC
            By: Castlerigg Master Investments Ltd.,
                its managing member and sole member
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer

            /s/ Thomas E. Sandell
            ---------------------
            Thomas E. Sandell

                                  Appendix III
                 Information Regarding the Instruction C Persons


Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Castlerigg Master Investments Ltd. is the managing member of Castlerigg LLC.

Each of Timothy O'Brien and Richard Gashler serve as managing directors of Castlerigg LLC.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Martin Sklar serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

-----------------  --------------------  ----------------------  --------------
Name               Principal             Address                 Citizenship /
                   Occupation                                    Place of
                                                                 Organization
-----------------  --------------------  ----------------------  --------------
Sandell            See Item 2            See Item 2              See Item 2
-----------------  --------------------  ----------------------  --------------
Sandell Director   Director Services     c/o Sandell Asset         Delaware
Services LLC                             Management Corp.,
                                         40 West 57th Street,
                                         26th Floor
                                         New York, New York
                                         10019
-----------------  --------------------  ---------------------- ---------------


Mignon             Executive of an       Le Prince de Galles    Belgium
                   investment manager    10 Avenue de Grande-
                                         Bretagne
                                         MC-98000 Monte-Carlo
                                         MONACO
-----------------  --------------------  ---------------------- ---------------
Sklar              Attorney              c/o Kleinberg Kaplan   United States
                                         551 Fifth Avenue
                                         New York, New York
                                         10176
-----------------  --------------------  ---------------------- ---------------
O'Brien            Chief Financial       40 West 57th Street,    United States
                   Officer of            26th Floor
                   SAMC                  New York, New York
                                         10019
-----------------  --------------------  ---------------------- ---------------
Gashler            General Counsel       40 West 57th Street,   United States
                   of SAMC               26th Floor
                                         New York, New York
                                         10019

                                  Appendix IV
                               POWERS OF ATTORNEY



                              POWER OF ATTORNEY
                              -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg PNG Investments LLC, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  July 10, 2008

                                      CASTLERIGG PNG INVESTMENTS LLC

                                      By: Castlerigg Master Investments Ltd.,
                                          its managing member and sole member

                                          By: Sandell Asset Management Corp.,
                                              its Investment Manager


                                              By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Chief Executive Officer

                              POWER OF ATTORNEY
                              -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  July 10, 2008         CASTLERIGG MASTER INVESTMENTS LTD.

                                   By: Sandell Asset Management Corp.
                                       its Investment Manager

                                       By: /s/ Thomas E. Sandell
                                          ------------------------------
                                          Thomas E. Sandell
                                          Chief Executive Officer

                              POWER OF ATTORNEY
                              -----------------

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  July 10, 2008         SANDELL ASSET MANAGEMENT CORP.

                                    By: /s/ Thomas E. Sandell
                                        ------------------------------
                                        Thomas E. Sandell
                                        Chief Executive Officer


                              POWER OF ATTORNEY
                              -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  July 10, 2008         CASTLERIGG INTERNATIONAL LIMITED

                                     By: Sandell Asset Management Corp.
                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                            ------------------------------
                                            Thomas E. Sandell
                                            Chief Executive Officer

                              POWER OF ATTORNEY
                              -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  July 10, 2008         CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                    By: Sandell Asset Management Corp.
                                        its Investment Manager

                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                            Thomas E. Sandell
                                            Chief Executive Officer

                              POWER OF ATTORNEY
                              -----------------

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  July 10, 2008
                                    /s/ Thomas E. Sandell
                                    ------------------------------
                                    Thomas E. Sandell